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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

November 26, 2004

JSG FUNDING PLC
(formerly known as MDP Acquisitions plc)
(Translation of registrant's name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

JSG Funding plc
Quarterly Information Package

 Quarter Ended September 30, 2004

Summary Group Profit and Loss Account

	3 months to September 30, 2004	3 months to September 30, 2003	9 months to September 30, 2004	9 months to September 30, 2003
	€000 Unaudited	€000 Unaudited	€000 Unaudited	€000 Unaudited
Turnover	1,186,349	1,177,054	3,612,505	3,572,566
Cost of sales	864,000	842,338	2,611,809	2,571,176

Gross profit	322,349	334,716	1,000,696	1,001,390
Net operating expenses	249,080	262,059	775,050	739,460
Reorganization and restructuring costs	3,026	3,164	8,681	8,510

Operating profit subsidiaries	70,243	69,493	216,965	253,420
Share of associates' operating profit	3,017	2,877	9,040	9,531

Total operating profit	73,260	72,370	226,005	262,951

Profit on sale of assets	—	5,560	15,072	5,560

Group net interest	(71,068)	(74,282)	(213,429)	(224,881)
Share of associates' net interest	(468)	(373)	(970)	(1,724)

Total net interest	(71,536)	(74,655)	(214,399)	(226,605)

Other financial expense	(3,751)	(3,952)	(11,710)	(11,202)

(Loss)/profit before taxation	(2,027)	(677)	14,968	30,704
Taxation
Group	4,423	11,903	27,072	51,633
Share of associates	822	788	1,720	1,817

	5,245	12,691	28,792	53,450

Loss after taxation	(7,272)	(13,368)	(13,824)	(22,746)
Equity minority interests	3,992	3,753	11,115	13,053

Net loss	€(11,264)	€(17,121)	€(24,939)	€(35,799)

Summary Group Balance Sheet

	September 30, 2004	September 30, 2003
	€000 Unaudited	€000 Unaudited
Assets Employed
Fixed Assets
Intangible assets	1,414,578	1,631,964
Tangible assets	2,380,458	2,311,491
Amounts due by affiliates	266,820	267,804
Amounts due by Jefferson Smurfit Group Ltd.	3,447	3,579
Financial assets	82,433	92,476

	4,147,736	4,307,314

Current Assets
Stocks	474,169	494,517
Debtors	965,649	1,014,689
Amounts due by affiliates	351	—
Cash at bank and in hand	201,181	162,367

	1,641,350	1,671,573
Creditors (amounts falling due within one year)	1,189,314	1,226,354

Net current assets	452,036	445,219

Total assets less current liabilities	€4,599,772	€4,752,533

Financed by
Creditors (amounts falling due after more than one year)	3,010,336	3,060,542
Government grants	15,070	34,176
Provisions for liabilities and charges	232,169	236,066
Pension liabilities (net of deferred tax)	367,112	406,419

	3,624,687	3,737,203

Capital and Reserves
Called up share capital	40	40
Other reserves	923,964	916,541
Profit and loss account	(68,935)	(20,347)

Group shareholders' funds (equity interests)	855,069	896,234
Minority interests (equity interests)	120,016	119,096

	975,085	1,015,330

	€4,599,772	€4,752,533

Statement of Total Recognized Gains and Losses

	9 months to September 30, 2004	9 months to September 30, 2003
	€000 Unaudited	€000 Unaudited
(Loss)/profit for the period
—Group	(27,139)	(40,195)
—Associates	2,200	4,396

	(24,939)	(35,799)

Translation adjustments on foreign currency net investments
—Group	(6,816)	44,743

Actuarial (loss)/gain recognized in retirement benefits schemes	(8,532)	9,191

Total recognized gains and losses relating to the period
—Group	(42,487)	13,739
—Associates	2,200	4,396

	€(40,287)	€18,135

Reconciliation of Movements in Shareholders' Funds

	9 months to September 30, 2004	12 months to December 31, 2003
	€000 Unaudited	€000 Unaudited
At beginning of period	895,356	878,099
(Loss) for the period	(24,939)	(67,328)
Actuarial (loss)/gain recognized in retirement benefit schemes	(8,532)	25,603
Translation adjustments on foreign currency net investments	(6,816)	58,982

At end of period	€855,069	€895,356

Segmental Analyses
Sales—third party

	3 months to September 30, 2004	3 months to September 30, 2003	9 months to September 30, 2004	9 months to September 30, 2003
	€000	€000	€000	€000
Packaging	751,986	761,660	2,321,258	2,205,938
Specialities	256,080	245,571	771,464	754,912

Europe	1,008,066	1,007,231	3,092,722	2,960,850
United States and Canada	—	—	—	104,355
Latin America	178,283	169,823	519,783	507,361

	€1,186,349	€1,177,054	€3,612,505	€3,572,566

Share of associates' third party sales	€21,725	€21,146	€57,753	€57,370

Profit before taxation

	3 months to September 30, 2004	3 months to September 30, 2003	9 months to September 30, 2004	9 months to September 30, 2003
	€000	€000	€000	€000
Packaging	29,888	43,976	103,781	160,002
Specialities	25,712	22,933	74,770	73,327
Associates	2,351	2,111	7,057	7,241

Europe	57,951	69,020	185,608	240,570

Packaging	—	—	—	7,775

United States and Canada	—	—	—	7,775

Packaging	30,102	20,833	87,873	61,751
Associates	666	134	1,983	88

Latin America	30,768	20,967	89,856	61,839

Asia (Associates)	—	632	—	2,202

Centre costs	(6,672)	(7,367)	(21,737)	(19,230)

Profit before goodwill amortization, interest and exceptional items	82,047	83,252	253,727	293,156
Goodwill amortization	(9,512)	(11,670)	(30,751)	(32,897)
Group net interest	(71,068)	(74,282)	(213,429)	(224,881)
Share of associates' net interest	(468)	(373)	(970)	(1,724)

Profit before exceptional items	999	(3,073)	8,577	33,654
Reorganization and restructuring costs	(3,026)	(3,164)	(8,681)	(8,510)
Profit on the sale of assets and businesses	—	5,560	15,072	5,560

(Loss)/profit before taxation	€(2,027)	€(677)	€14,968	€30,704

JSG Funding plc

1.
Basis of Presentation

        On July 5, 2002, JSG Acquisitions, a wholly owned subsidiary of JSG Funding plc ("JSG Funding"), commenced a public tender offer (the offer) for all of the issued and to be issued share capital of Smurfit Packaging Corporation Ltd ("JSG") (then named Jefferson Smurfit Group plc). On September 3, 2002, JSG Acquisitions declared the offer unconditional in all respects. JSG Acquisitions subsequently acquired all of the ordinary shares of JSG, completing the acquisition in October 2002.

        At the time the offer was declared unconditional, JSG distributed to its shareholders by way of a share capital reduction its 29.3% interest in Smurfit-Stone Container Corporation ("SSCC"). We refer to that distribution as the "spin-off". In connection with the acquisition, certain non-operating assets and non-core operating assets of JSG were transferred, in exchange for intercompany notes, to newly formed, wholly owned subsidiaries of Jefferson Smurfit Group Ltd ("JSL") (then named MDCP Acquisitions Ltd). We refer to these subsidiaries collectively as the "newcos". On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. The newcos facility was repaid in full prior to December 31, 2003.

        The funding required to purchase all of the outstanding equity interests of JSG, to refinance certain existing indebtedness of JSG and to pay related fees and expenses was approximately €3,510 million. These cash costs were financed as follows:

  •
  approximately €857 million of cash equity contributed by JSL, which we refer to as the "equity contribution". The equity contribution was comprised of the following:

  •
  the investment by Madison Dearborn Partners LLC and its affiliates, certain other co-investors and certain members of management in ordinary shares of JSL and related capital contributions of approximately €732 million in cash, and

  •
  a capital contribution by JSL of €125 million in cash, which funds were provided by the newcos to JSL in the form of an intercompany loan;

  •
  proceeds from the issuance and sale of 250,000 units, which we refer to as the "units", consisting of €100 million and $150 million aggregate principal amount of 15 1/2% subordinated notes due 2013, which we refer to as the "PIK notes", and warrants to purchase JSL's ordinary shares;

  •
  proceeds from the issuance and sale of senior notes due 2012; and

  •
  borrowing by JSG Acquisitions under a new senior credit facility.

        In addition, approximately €637 million of existing borrowing of JSG was left outstanding. This amount was comprised of amounts outstanding under our 6.75% notes due 2005 and 7.50% debentures due 2025, certain local bank borrowing, capital lease obligations, funded debt in Latin America and bank overdrafts.

        On March 31, 2003 the Group completed the acquisition of SSCC's European packaging assets. In this transaction which we refer to as the "SSCC Asset Swap", JSG Funding exchanged its 50% ownership in Smurfit MBI, Canada and approximately €185 million in cash for SSCC's European assets. The cash consideration was financed by $205 million of 9 5/8% senior notes due 2012 issued in February 2003.

        The following name changes took place in June 2003:

Former Name	Current Name
MDCP Acquisitions Ltd	Jefferson Smurfit Group Ltd (JSL)
MDP Acquisitions plc	JSG Funding plc (JSG Funding)
MDCP Acquisitions I	JSG Acquisitions (JSG Acquisitions)
Jefferson Smurfit Group Ltd	Smurfit Packaging Corporation Ltd (JSG)

        JSG Funding's consolidated financial statements as of and for the quarter ended September 30, 2004 are unaudited but include all adjustments (consisting only of normal recurring adjustments) that management considers necessary for a fair presentation of such financial statements. The financial statements of JSG Funding have been prepared in accordance with generally accepted accounting principles in Ireland (Irish GAAP). The financial statements do not constitute full group accounts within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with all of the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31 2003 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

        Irish GAAP differs in certain significant respects from US GAAP. A detailed discussion of those differences from an historical perspective is included in note 37 to JSG Funding's audited consolidated financial statements for the year ended December 31, 2003, which have been filed with the Securities and Exchange Commission. In addition, for financial reporting purposes, JSG Funding's financial statements would reflect the consolidation of the newcos thereby reducing shareholders' equity under US GAAP. Neither JSG Funding nor any of its subsidiaries had any repayment obligations relating to the €125 million newcos facility. The newcos facility was repaid in full prior to December 31, 2003.

        The financial statements include the effect of the SSCC Asset Swap from March 31, 2003, the acquisition of Papelera Navarra in May 2003 and the closure of our Lestrem mill in the final quarter of 2003.

        Operating results for the first three quarters of 2004 are not necessarily indicative of the results that may be expected in future periods.

2.
Summary of Accounting Policies

        These financial statements should be read in conjunction with JSG Funding's consolidated financial statements for the year ended December 31, 2003 included in Form 20-F filed with the Securities and Exchange Commission. Also refer to Critical Accounting Policies contained elsewhere within this report.

        Turnover and revenue recognition

        Turnover (net sales) consists of sales to third parties after trade discounts and excludes sales taxes. Revenue is recognized at the time products are delivered or services rendered to external customers.

        Use of estimates

        The preparation of financial statements in conformity with Irish GAAP and Irish law requires the directors to select appropriate accounting policies, to apply them consistently and to make judgements and estimates that are reasonable and prudent. These estimates and judgements affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

3.
Employee Pension Plans—Defined Benefit Cost

        The table below sets out the components of the defined benefit pension expense for the period:

	3 months to September 30, 2004	3 months to September 30, 2003	9 months to September 30, 2004	9 months to September 30, 2003
	€000	€000	€000	€000
Current service cost	9,429	9,065	26,971	26,997
Past service cost	—	—	(2,023)	600
(Gains)/losses on settlements and curtailments	(298)	—	587	—

	9,131	9,065	25,535	27,597

Expected return on pension scheme assets	(10,531)	(9,206)	(31,185)	(30,007)
Interest cost on pension scheme liabilities	14,282	13,158	42,895	41,209

Other financial expense	3,751	3,952	11,710	11,202

Defined benefit pension expense	€12,882	€13,017	€37,245	€38,799

        The disclosures above reflect the requirements of FRS 17—Retirement Benefits. Included in cost of sales and net operating expense is a total defined benefit pension expense of €9,131,000 and €25,535,000 for the third quarter and nine months respectively (2003: €9,065,000 and €27,597,000 respectively). Other financial expense is separately identified in the profit and loss account. A similar analysis is not provided in the segmental analysis as the main Group schemes are operated on a statutory basis that would not enable business segments within the Group to identify their share of the total defined benefit cost.

4.
Analysis of Net Debt

	September 30, 2004	September 30, 2003
	€000	€000
Senior credit facility:
Revolving credit facility(1)—interest at relevant interbank rate + 2.25%	—	—
Tranche A Term loan(2a)—interest at relevant interbank rate + 2.25%	277,675	545,981
Tranche B Term loan(2b)—interest at relevant interbank rate + 2.75%	443,762	469,178
Tranche C Term loan(2c)—interest at relevant interbank rate + 3.25%	450,055	469,178
Yankee bonds (including accrued interest)(3)	424,182	425,675
Bank loans and overdrafts (net of cash)	(118,670)	(36,467)
Receivables securitization floating rate notes 2011(4)	210,000	—

Total subsidiary debt	1,687,004	1,873,545
2012 Bonds (including accrued interest)(5)	982,837	1,011,899

Total senior debt	2,669,841	2,885,444
PIK units (including accrued interest)(6)	293,277	259,469

Net Debt	2,963,118	3,144,913
Leases	28,363	30,742

Net Debt including Leases	€2,991,481	€3,175,655

(1)
Revolving credit facility of €425 million (available under the senior credit facility) to be repaid in full in 2009.

(2a)
Term Loan A due to be repaid in certain instalments up to 2009.

(2b)
Term Loan B due to be repaid in full in 2010.

(2c)
Term Loan C due to be repaid in full in 2011.

(3)
6.75% senior notes due 2005 of $234 million and 7.50% senior debentures due 2025 of $292.3 million.

(4)
Receivables securitization floating rate notes due September 2011.

(5)
10.125% senior notes due 2012 of €350 million and 9.625% senior notes due 2012 of $750 million.

(6)
100,000 € units of 15.5% subordinated notes due 2013 and 150,000 US$ units of 15.5% subordinated notes due 2013.

        In the second quarter of 2003 JSG Funding offered to exchange all of the existing Senior Notes due 2012 and Subordinated Notes due 2013 for new notes. The new notes are substantially identical securities to the existing notes but are registered under the US Securities Act of 1933. The existing notes were not so registered. The majority of the note holders accepted these offers. The following table summarizes the outstanding aggregate principal amounts by currency on each class of notes.

000's
New EUR 10 1/8% Senior Notes due 2012	€349,494
Existing EUR 10 1/8% Senior Notes due 2012	€506
New USD 9 5/8% Senior Notes due 2012	$750,000
Existing USD 9 5/8% Senior Notes due 2012	—
New USD 15 1/2% Subordinated Notes due 2013	$175,199
Existing USD 15 1/2% Subordinated Notes due 2013	$13,156
New EUR 15 1/2% Subordinated Notes due 2013	€125,570
Existing EUR 15 1/2% Subordinated Notes due 2013	—

        To aid comparability in the analysis of debt above, the senior notes and accrued interest are shown under the heading "2012 Bonds (including accrued interest)" and the subordinated notes are shown under the heading "PIK units (including accrued interest)".

5.
New Corporate Structure

        On February 6, 2004 JSG Packaging Ltd. ("JSG Packaging") completed an exchange offer for the existing shares of JSL for an identical number of newly issued shares of JSG Packaging having substantially identical rights, privileges, terms and conditions. Upon completion of the exchange, JSG Packaging contributed its shares of JSL to JSG Holdings ("the exchange") in exchange for newly issued shares of JSG Holdings. JSG Holdings is a public limited company newly incorporated in Ireland. As a result, JSG Holdings became a subsidiary of JSG Packaging and the holder of all of the outstanding capital stock of JSL. All outstanding warrants to purchase ordinary shares of JSL were converted, without any action of the holders thereof, into the right to purchase ordinary shares of JSG Packaging in accordance with the terms of those instruments.

6.
Shareholders' Funds

        The equity of JSG Funding is mainly represented by cash paid by JSL in respect of the issue of 40,000 ordinary shares of €1 each at par and a capital contribution of €731,960,000.

        Certain members of management subscribed cash for convertible shares of JSL at nominal value. Pursuant to the completion of the exchange offer on February 6, 2004, these were exchanged for convertible shares of JSG Packaging (the "Unvested Convertible Equity"). Subject to the terms and conditions of the Management Participation Agreement, the Unvested Convertible Equity will, upon vesting, be convertible into ordinary shares of JSG Packaging upon payment in cash of a further amount equal to the fair market value of an ordinary share of JSG Packaging on the date of grant. In the case of the initially allocated Unvested Convertible Equity the additional cash payment is equal to the subscription price plus capital contributions per ordinary share paid by Madison Dearborn Partners LLC ("MDP") and affiliates prior to the offer becoming or being declared unconditional, less the nominal subscription price previously paid by the holder. The ordinary shares into which Unvested Convertible Equity can, subject to vesting, be converted will represent a maximum of approximately 10% of JSG Packaging's outstanding ordinary shares.

        Pursuant to the terms of the Management Participation Agreement, the Unvested Convertible Equity will vest as follows:

  •
  Time vesting. 40 per cent. of the Unvested Convertible Equity will vest in three equal tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

  •
  Performance vesting. 40 per cent. of the Unvested Convertible Equity will vest in one, two or three tranches as of December 31 in each of 2005, 2006 and 2007, provided that the holder remains actively employed by JSG Packaging as of such date, subject to the attainment as of each such date of specified performance criteria, which criteria will be cumulative, such that attainment of criteria with respect to any of the foregoing dates will trigger vesting in respect of all previous such dates. The performance criteria will be based on the achievement of a valuation of JSG Packaging measured by notional return on investment achieved by MDP from the date of its investments in JSL, calculated by reference to the price paid for JSL and expressed as a compounded percentage rate per annum.

  •
  Time/performance vesting. 20 per cent. of the Unvested Convertible Equity will vest on December 31, 2007 if return on investment of 30 per cent. or more is achieved up to such date, provided the holder remains actively employed by JSG Packaging or any of its subsidiaries on the relevant date.

  •
  Early vesting. The board of directors of JSG Packaging will have discretion as to early vesting in certain circumstances.

        The Unvested Convertible Equity will vest immediately upon the closing of an initial public offering of JSG Packaging's equity. However, the convertible shares are subject to certain contractual restrictions on transfer following their acquisition upon exercise of the underlying convertible equity. At September 30, 2004, JSG Packaging had issued 8,341,730 convertible shares.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

        This report covers the results of JSG Funding, the indirect owner of Smurfit Packaging Corporation Ltd., together with its subsidiaries, comprising primarily the continuing operations of JSG. These entities, which exclude the newcos, are collectively referred to as the "Group". Comparability of the operating results for the nine months to September between 2004 and 2003 is impacted by the SSCC Asset Swap in March 2003, the acquisition of Papelera Navarra in May 2003 and the closure of our Lestrem mill in the final quarter of 2003.

        JSG Funding and certain affiliates changed their names in June 2003. Details of these changes are included under note 1 to the financial statements—basis of preparation.

        General

        The principal factor affecting the demand for our products, both globally and regionally, is the general level of economic growth and activity. Since the markets for paper-based packaging products in the developed world are generally mature, there is a close correlation between economic growth and demand for packaging products such as corrugated containers and their component materials, including containerboard. Accordingly, demand is adversely affected by an economic slowdown.

        Historically, the market for containerboard has been highly cyclical. This cyclicality arises, in part, from the capital intensity of facilities such as paper mills, which generally result in continued production as long as prices are sufficient to cover marginal costs, the long lead time between the planning and commissioning of a new mill, the commodity-like nature of containerboard and substantial price competition. Consequently, the industry has from time to time experienced intermittent periods of substantial overcapacity.

        The paperboard and paper-based packaging products industries are highly competitive, and no single company is dominant. The industry is comprised of large, vertically integrated paperboard and packaging products companies and numerous smaller independent companies. The industry is particularly sensitive to price fluctuations as well as other factors.

        Market Overview

        The difficult European macro operating environment, which prevailed in the first half of 2004, moderated in the third quarter with some improvement in industrial growth in Europe. However, despite growth in volumes across each of the Group's core European businesses, kraftliner, recycled containerboard and corrugated, the product price environment generally remains very difficult.

        Kraftliner was the best performing of the three core grades during the quarter and continues to benefit from an improved global supply and demand balance. JSG's two kraftliner facilities, at Nettingsdorfer and Facture, are beneficiaries of the improving supply and demand balance. Kraftliner volumes increased 6% in the third quarter on 2003 levels. Volume increases in the third quarter reflect a combination of improving demand and soft comparisons in 2003. The kraftliner price increase of €50 per tonne announced for September 2004 was partially implemented during the quarter.

        Recycled containerboard volumes, excluding acquisitions, decreased 1% in the third quarter on 2003 levels. This reflects planned maintenance downtime in one of the Group's German mills in the period. In the nine months to September 30, recycled containerboard volumes increased 3% on 2003 levels. This increase reflects a 6% increase in volumes in two of the Group's largest markets, France and the UK, which benefited from improved integration levels and a somewhat improving volume demand environment respectively. Including the effect of acquisitions (SSCC Europe in March 2003 and Papelera Navarra in May 2003), recycled containerboard volumes increased 14% year-on-year.

        Waste-fibre prices, the primary input cost for recycled containerboard, remained broadly unchanged throughout the first half of the year and this trend continued in the third quarter. The price increase of €30 to €40 per tonne in recycled containerboard in the first quarter was followed by a €20 per tonne downward adjustment in July as the price increase proved unsustainable. Recycled containerboard prices remained broadly unchanged in the third quarter following the July price adjustment. A price increase of €50 per tonne was announced for October with implementation planned for the fourth quarter.

        Corrugated volumes increased marginally on the third quarter of 2003. This volume increase is comprised of growth mainly in Germany and the UK offset by declines in France, Holland and Spain. Including the effect of acquisitions, corrugated volumes for the nine months increased by 10% year-on-year. Competitive market conditions across Europe and unchanged waste-fibre and recycled containerboard prices, resulted in static corrugated prices during the quarter. Corrugated prices, in the third quarter, were 2% lower than in the same period in 2003.

        The Group's Munksjö Speciality operations continued to perform well in the third quarter principally reflecting strong décor paper markets. This represents a significant improvement on prior years.

        Sack kraft conditions remain difficult and price increases announced for the second half of 2004 are not yet implemented. The Group's sack converting operations continue to grow modestly and volumes increased 3% in the third quarter on the comparable period in 2003. JSG's graphic board business continues to improve following recent restructuring. Volumes decreased 6% in the third quarter on the comparable period in 2003, but this reflects the closure of Lestrem, one of JSG's three graphic board mills, in December 2003. Excluding the effect of the closure of our Lestrem mill, volumes increased over 20% on the third quarter of 2003, reflecting the successful transfer of significant tonnage from the closed mill to the Group's other operations. The Bag-in-Box business reported good results in the third quarter with 27% growth in volume on the comparable period in 2003.

        The Group's Latin American businesses continue to perform ahead of expectations. Third quarter containerboard volumes for the region increased 2% year-on-year. Corrugated volumes increased 10% year-on-year. The difference in growth rates reflects, in part, the growing issue of capacity limitation in the Group's mills in Latin America.

        The Group's Mexican operations are performing well reflecting a slowly improving US economy, an improving domestic economic environment and the benefits of JSG's internal restructuring initiatives. Third quarter containerboard and corrugated volumes increased 8% and 10% respectively year-on-year.

        Venezuela also continues to perform ahead of expectations and product pricing remains strong while the domestic economy and currency remain protected. Third quarter containerboard and corrugated volumes increased 1% and 20% respectively year-on-year.

        Argentina reported continued growth. In the third quarter, corrugated prices increased by 6% and volumes increased 4% on the comparable period in 2003. Third quarter containerboard volumes decreased 12% year-on-year, reflecting maintenance downtime.

        Colombia continues to show growth year-on-year. Third quarter results were positively impacted by the strengthening of the Colombian peso relative to the US dollar. This increased input costs, but also positively impacted product prices in the period. Third quarter containerboard and corrugated volumes increased 3% and 8% respectively year-on-year.

        The development of our new corrugated facility in Santiago, Chile is on schedule. The first stage was completed in August when the corrugator and other equipment arrived at the plant. The construction phase is now completed and sales activity began in October. In July we purchased a sack plant in Ecuador. This is being integrated with our Colombian sack paper and conversion businesses.

        Results of Operations

        Third Quarter 2004 Compared to Third Quarter 2003

        Net sales at €1,186 million for the third quarter of 2004 were 1% higher than in 2003. With sales in the quarter reduced by €8 million through the absence in 2004 of operations such as the Lestrem mill and by €7 million through currency, the underlying increase was approximately €24 million. The negative impact of currency translation arose mainly in relation to the sales or our Latin American operations and reflected the relative strength of the euro against the U.S. dollar. This was partly offset, however, by the positive effect of a strengthening Sterling against the euro in 2004.

        European sales increased marginally to €1,008 million from €1,007 million in 2003 with higher sales from Specialities mostly offset by lower sales from Packaging. Within Packaging, although volumes in both containerboard and corrugated were higher than in 2003, sales were adversely affected by weak pricing. In Specialities, the increase arose mainly in Munksjö and reflected a continuing good performance from the décor paper and pulp operations.

        Latin American sales as reported in euro terms increased by 5% to €178 million from €170 million in 2003. Given the relative strength of the euro in 2004, however, the underlying increase was approximately 13% in terms of U.S. dollars. Sales growth was achieved across the region through a combination of higher volumes and improved prices.

        Income before Interest Expense and Taxes

        With net sales higher in the third quarter of 2004, cost of sales increased representing 72.8% compared to 71.6% in 2003. The higher percentage in 2004 results from lower average selling prices and increased energy and waste fibre costs compared to the third quarter of 2003. These increased costs were not recovered, in the main, by selling price increases. Gross profit from subsidiaries in the third quarter of 2004 was €322.3 million compared to €334.7 million in 2003. Net operating expenses at €249.1 million were lower than in 2003 reflecting reduced administrative costs in both Europe and Latin America as well as a positive swing in currency adjustments, primarily in Venezuela.

        Profit before goodwill amortization, interest, exceptional items and taxation was €82.0 million in the third quarter of 2004 compared to €83.3 million in 2003. Although the profit from our European operations was down on 2003, this was largely offset by the improved performance in Latin America. Against the backdrop of continued difficult market conditions, profit from our European operations at €58.0 million was €11.1 million down on 2003 with the decline in our packaging operations partly offset by higher earnings from our specialities operations, primarily Munksjo. Profit from our Latin American operations at €30.8 million was significantly higher than in 2003 reflecting a strong performance across the region, with the largest increases in profit coming from Mexico and Venezuela. The underlying increase for the region was greater in U.S. dollars, taking into account the relative weakness of the U.S. currency in 2004. The absence of earnings in Asia reflected the sale during 2003 of our investments in Leefung Asco and Smurfit Toyo.

        Exceptional items in the third quarter of €3.0 million related to reorganization and restructuring costs. In 2003, exceptional items comprised reorganization and restructuring costs of €3.2 million and a profit of €5.6 million mainly in relation to property disposals in Italy. The reorganization and restructuring costs in both periods were primarily incurred in our European packaging business.

        Interest Expense and Taxes

        Group net interest in the third quarter of 2004 of €71.1 million compared to €74.3 million in 2003. The quarter-on-quarter decrease reflected a lower level of net borrowing and the positive effect of the stronger euro. Our share of associates' interest was modest as a result of the reducing scale of our associates.

        Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities. It is disclosed in accordance with FRS 17—"Retirement Benefits".

        The loss before taxation was €2.0 million (a profit of €1.0 million before exceptionals) in the third quarter of 2004 compared to a loss before taxation of €0.7 million (€3.1 million before exceptionals) in 2003. The accounting tax charge for the quarter amounted to €5.2 million compared to €12.7 million in 2003. The relatively low tax charge in the quarter reflects primarily the receipt of credits of €14.6 million from the Netherlands as well as tax repayments received in other European countries.

        Nine Months 2004 Compared to Nine Months 2003

        Net sales at €3,613 million for the nine months to September 2004 were €40 million, or 1% higher than in 2003. Allowing for the impact of net acquisitions and currency, however, the real increase was approximately €49 million. While net acquisitions, primarily the SSCC Asset Swap and Papelera Navarra as offset by the closure of our Lestrem mill, added approximately €47 million to net sales, the relatively stronger euro in 2004 had a negative impact of approximately €56 million.

        Excluding the former European operations of SSCC, which were acquired at the end of the first quarter of 2003, and Papelera Navarra acquired in May 2003, overall containerboard and corrugated volumes in our European operations for the nine months were higher than in 2003. Prices, however, were generally lower in 2004 than in 2003. While Kraftliner prices and, to a lesser extent, corrugated container prices were lower in 2004, recycled containerboard prices were broadly unchanged in overall terms although market conditions varied from country to country.

        For the nine months to September, net sales from our European operations increased to €3,093 million in 2004 from €2,961 million in 2003, representing an increase of over 4%. This increase arose principally as a result of the inclusion of the sales of the former European operations of SSCC and of Papelera Navarra for the full nine months compared to only six months and four months respectively in 2003. In total acquisitions added approximately €184 million to net sales with an offset of over €32 million from the absence in 2004 of operations such as the Lestrem mill. As in the third quarter, net sales from Specialities were higher in the nine months to September reflecting an improved performance in the decor base paper and pulp operations.

        For the nine months to September, Latin American sales increased by over 2% to €520 million from €507 million in 2003. The underlying increase was approximately 14% in terms of U.S. dollars but this was reduced in terms of euro given the substantially weaker U.S. currency in 2004. Reflecting the continued strength of our markets in 2004, sales growth was achieved across the region through a combination of higher volumes and average prices.

        Income before Interest Expense and Taxes

        As in the case of the third quarter, cost of sales increased in 2004 representing 72.3% of net sales compared to 72.0% in 2003. The higher percentage in 2004 results mainly from lower average selling prices. Gross profit from subsidiaries for the nine months to September 2004 at €1,001 million was unchanged from 2003. Although net operating expenses were higher in 2004, the increase resulted primarily from net acquisitions and from the presence in 2003 of the €18 million profit on the sale of property at the K Club. Allowing for the impact of currency, net acquisitions and this one-off gain in 2003, the underlying move in net operating expenses was an increase of less than 1%. For the nine months to September 2004, net operating expenses represented 21.5% of net sales compared to an adjusted 21.2% (adjusting for the K Club property disposal gain) in 2003. The increased proportion reflects the greater increase in sales volumes than in sales revenues as well as the changed mix (more internal than third party sales) following the SSCC Asset Swap.

        Profit before goodwill amortization, interest, exceptional items and taxation amounted to €253.7 million in the nine months to September 2004 compared to €293.2 million in 2003. The decrease of €39.5 million, the equivalent of approximately 13% reflecting a combination of difficult trading conditions in Europe in the current year and the benefit in 2003 of the one-off disposal gain on the sale of property at the K Club. Profit from our European operations at €185.6 million was €55.0 million (€36.8 million excluding the disposal gain) down on 2003, despite the presence of both the former operations of SSCC and Papelera Navarra for a full nine months in 2004. Profit from our Latin American operations at €89.9 million was significantly higher than in 2003 reflecting a strong performance across the region, especially in Venezuela and Mexico. The underlying increase for the region was greater in U.S. dollars, taking into account the relative weakness of the U.S. currency in 2004.

        The absence of earnings in both the United States and Canada and Asia in 2004 reflected the sale during 2003 of our Canadian subsidiary, Smurfit MBI, as part of the SSCC Asset Swap and of our investments in Leefung Asco and Smurfit Toyo.

        Exceptional items in the nine months comprised reorganization and restructuring costs of €8.7 million in respect of our European operations and a profit of €15.1 million on the disposal of surplus property in Ireland. Exceptional items in 2003 comprised reorganization and restructuring costs in our European packaging business of €8.5 million and gains of €5.6 million on property disposals, mainly in Italy.

        Interest Expense and Taxes

        For the nine months to September, group net interest amounted to €213.4 million compared to €224.9 million in 2003. As in the case of the quarter, the decrease reflected a lower level of net borrowing and the positive effect of the stronger euro. In addition, we benefited from generally lower interest rates in respect of our non-fixed rate debt. Our share of associates' interest was modest in 2004 as a result of the reducing scale of our associates.

        Other financial expense represents the difference between the expected return on pension scheme assets and the interest cost of pension scheme liabilities and is disclosed in accordance with FRS 17—"Retirement Benefits". The charge in 2004 was €11.7 million compared to €11.2 million in 2003 with the increase resulting from the decrease in funded plans following the SSCC Asset Swap as the SSCC Europe plans are unfunded.

        The profit before taxation for the nine months to September 2004 was €15.0 million (€8.6 million before exceptionals) compared to €30.7 million (€15.5 million before exceptionals and the K Club gain) in 2003. The accounting tax charge was €28.8 million compared to €53.4 million in 2003 with the decrease reflecting mainly the receipt of credits of €19.9 million from the Netherlands as well as tax repayments received in other European countries. Nevertheless, our effective tax rate remains high compared to the weighted average statutory rate for the Group. The presence of items not allowable for tax, such as the goodwill amortization of €30.8 million for the nine months and other non-deductible costs, have a significant impact particularly when our earnings are relatively modest.

Liquidity And Capital Resources

        Summary cash flows for the three months and nine months to September 2004 and 2003 are set out in the following table:

	JSG Funding 3 months to September 30, 2004	JSG Funding 3 months to September 30, 2003	JSG Funding 9 months to September 30, 2004	JSG Funding 9 months to September 30, 2003
	€ Million	€ Million	€ Million	€ Million
Profit before tax—subsidiaries	(4)	(3)	7	23
Exceptional items	—	(6)	(15)	(6)
Depreciation and depletion	67	65	202	193
Goodwill amortization	10	12	31	33
Non cash interest expense	15	15	46	44
Working capital change	48	76	31	34
Capital expenditure	(60)	(47)	(141)	(126)
Change in capital creditors	6	(3)	(7)	(14)
Sales of fixed assets	1	7	23	8
Tax paid	3	(27)	(20)	(51)
Dividends from associates	—	1	3	1
Other	(4)	(3)	5	4

Free cash flow	82	87	165	143
Investments	—	(85)	(5)	(179)
Sale of businesses and investments	—	17	—	29
Dividends paid to minorities	—	(2)	(5)	(6)
Deferred debt issue costs	(3)	—	(3)	(8)
Transaction fees	—	(5)	(2)	(17)
Transfer of cash from/(to) affiliates	2	(19)	13	(21)

Net cash inflow/(outflow)	81	(7)	163	(59)
Net cash/(debt) acquired/disposed	—	—	—	55
SSCC inter company debt repaid	—	—	—	(97)
Non-cash interest accrued	(11)	(10)	(33)	(30)
Currency translation adjustments	12	16	(20)	98

Decrease/(Increase) in net borrowing	€82	€(1)	€110	€(33)

        Third Quarter 2004 Compared to Third Quarter 2003

        Free cash flow for the third quarter of 2004 was €82 million compared to €87 million in 2003. While the loss before tax from our subsidiaries was broadly unchanged, the decrease resulted mainly from a lower working capital inflow and from higher capital expenditure. Conversely, reflecting the tax credits received in 2004, the move in the quarter was a modest net refund compared to a large outflow in 2003.

        Capital expenditure at €60 million for the third quarter of 2004 represented approximately 90% of depreciation and depletion. This percentage varies from quarter to quarter and we expect it to be approximately 80% for the full year of 2004. Working capital decreased by €48 million in the quarter and amounted to €412 million at September 30, 2004. This represented 8.7% of annualized net sales compared to 10.8% at September 30, 2003, an all time low, which could be difficult to sustain.

        Financing and investment outflows remain modest in 2004 with a net outflow of €1 million in the third quarter. In the third quarter of 2003, investments included €27 million in respect of Papelera Navarra and the deferred payment of €55 million for Nettingsdorfer. Sales of businesses and investments of €17 million in 2003 related mainly to the sale of our holding in Leefung Asco, the proceeds from which were transferred to the newcos.

        With a net deficit of €1 million in 2004 from financing and investment activity, the overall result was a net cash inflow of €81 million compared to an outflow of €7 million in 2003. The surplus for the quarter was offset, however, by non-cash interest accrued. The currency adjustment was positive reflecting a strengthening of the euro, primarily against the U.S. dollar, in the third quarter. The overall result was a reduction of €82 million in net borrowing in the quarter. In 2003, net borrowing was broadly unchanged as the net cash outflow of €7 million and non-cash interest accrued of €10 million was offset by a positive currency inflow of €16 million.

        In total, net borrowing amounted to €2,963 million (€2,991 million including capitalized lease obligations) at September 2004 compared to €3,045 million (€3,074 million including capitalized lease obligations) at June 2004.

        Nine Months 2004 Compared to Nine Months 2003

        Free cash flow amounted to €165 in the nine months to September 30, 2004 compared to €143 million in 2003. The increase of €22 million, which was achieved despite lower subsidiary profits and higher capital expenditure, resulted mainly from lower tax payments. The working capital inflow for the nine months was slightly lower than in 2003 while the inflow from the sales of fixed assets of €8 million (€23 million less the exceptional profit of €15 million) was higher. The sale proceeds of €23 million related primarily to surplus property in Ireland.

        Capital expenditure at €141 million for the nine months to September 2004 represented 70% of depreciation compared to 65% in 2003. Working capital decreased by €31 million in the nine months. As noted in the context of the third quarter, working capital of €412 million at September 2004 represented 8.7% of annualized net sales compared to 10.8% at September 2003.

        Tax payments of €20 million were considerably lower than in 2003, with a Dutch tax credit and tax repayments in certain other European countries being partly offset by higher payments in Latin America as a result of the strong growth in regional profits.

        Financing and investment outflows in the nine months to September 2004 were modest with the main item being the transfer of €13 million in surplus funds from the newcos. In the nine months to September 2003, we completed the asset swap with SSCC and exchanged our investment in Smurfit MBI together with €185 million in cash for their European packaging operations. Of the €185 million, €88 million is included within "investments" and represents the amount paid for equity while €97 million is shown within the movements in net borrowing as the repayment of SSCC inter-company debt. In addition to the asset swap, investments in 2003 included Papelera Navarra, and the buy-out of our joint venture partner in the Polish sack plant and the deferred payment of €55 million for Nettingsdorfer.

        With a net outflow of €2 million in 2004 from financing and investment activity, the overall result was a net cash inflow of €163 million compared to an outflow of €59 million in 2003. The net cash inflow for the nine months was offset by non-cash interest and currency, giving a decrease in net borrowing of €110 million.

        Although the euro strengthened against the U.S. dollar in third quarter, it finished approximately 2% weaker than at December 2003. The result was a negative currency translation adjustment of €20 million. In contrast, an 11% appreciation in the value of the euro against the U.S. dollar in the nine months to September 2003 resulted in a positive currency adjustment of €98 million.

        In total, net borrowing amounted to €2,963 million (€2,991 million including capitalized lease obligations) at September 30, 2004 compared to €3,145 million (€3,176 million including capitalized lease obligations) at September 30, 2003.

        The Group's primary sources of liquidity are cash flow from operations and borrowings under the revolving credit facility. Group's primary uses of cash are for debt service and capital expenditures. We expect to be able to continue to fund our debt service and capital expenditures from these sources.

        At September 30, 2004 JSG Funding had outstanding €350 million 10 1/8% senior notes due 2012 and $750 million 9 5/8% senior notes due 2012. On February 14, 2003 JSG Funding increased its 9 5/8% senior notes issue due 2012 from $545 to $750 by issuing $205 million at a price of 102%. The proceeds of this issue were used to fund the asset swap transaction with SSCC. In addition at September 30, 2004 JSG Funding had outstanding $196 million and €130 million subordinated notes due 2013 each with a coupon of 15.5%. JSG Acquisitions and certain subsidiaries are party to the senior credit facility which provides for three term loans in an aggregate amount of €1.2 billion and a revolving credit facility with up to €425 million in availability. The following table provides the range of interest rates as of September 30, 2004 for each of the drawings under the term loans and the revolving credit facility.

Borrowing Arrangement	Currency	Interest Rate
Term Loan A	EUR	4.3256%-4.468%
	USD	4.09%
	GBP	7.1247%
Term Loan B	EUR	4.8256%-4.865%
	USD	4.33%
Term Loan C	EUR	5.3256%-5.365%
	USD	4.83%

        Borrowings under the revolving credit facility are available to fund the Group's working capital requirements, capital expenditures and other general corporate purposes. As of September 30, 2004 no amounts were drawn under the revolving credit facility under which €425 million was available. The Term Loan A must be repaid by installments from December 2003 through September 2009. On March 15, 2004 €15.6 million was repaid covering the second installment due on term loan A. The Term Loan B must be repaid in September 2010. The Term Loan C must be repaid in September 2011. The revolving credit facility will terminate in September 2009. On April 29, 2004 €62.8 million of senior credit facility was repaid of which €50.4 million, €6.3 million and €6.1 million was allocated against tranche A, B and C respectively. During September 2004 the Group completed a seven year receivables securitization. Securitization proceeds of €207.6 million were used to repay the senior credit facility of which €175.4 million, €19.2 million and €13 million was allocated against tranche A, B and C respectively.

        The instruments governing our indebtedness, including the senior credit facility and the indentures governing the senior and subordinated notes, contain financial and other covenants that restrict, among other things, the ability of JSG Funding and its subsidiaries to:

  •
  incur additional indebtedness and issue preference shares,

  •
  pay dividends or make certain other restricted payments,

  •
  consummate certain asset sales,

  •
  incur liens,

  •
  enter into certain transactions with affiliates, or

  •
  merge or consolidate with any other person or sell or otherwise dispose of all or substantially all of the assets of the Group.

        These limitations, together with the highly leveraged nature of JSG Funding, could limit corporate and operating activities.

        JSG Funding believes that cash generated from operations will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months, and that cash generated from operations and amounts available under the revolving credit facility will be adequate to meet its anticipated debt service requirements, capital expenditures and working capital needs for the foreseeable future. There can be no assurance, however, that JSG Funding's business will generate sufficient cash flow from operations or that future borrowings will be available under the senior credit facility or otherwise to enable it to service its indebtedness, including the senior credit facility, the senior and subordinated notes, to retire or redeem the senior or subordinated notes or to make anticipated capital expenditures. JSG Funding's future operating performance and its ability to service or refinance the notes and to service, extend or refinance the senior credit facility will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control.

Critical Accounting Policies and Estimates

        Certain accounting issues require management estimates and judgements for the preparation of financial statements. Our most significant policies requiring the use of estimates and judgements are listed below.

        Long lived assets and goodwill

        We conduct impairment reviews of long-lived assets and goodwill in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and SFAS No. 142 "Goodwill and Other Intangible Assets", respectively. Such reviews require us to make estimates of future cash flows and fair values. We have performed the required reviews in 2003 and no impairment charges were recognized. Our cash flow projections include significant assumptions about economic conditions, demand and pricing for our products and costs. Our estimates of fair value are determined using a variety of valuation techniques, including pricing of recent industry acquisitions. While significant judgment is required, we believe that our estimates of future cash flows and fair values are reasonable. However, should our assumptions change in future years, our fair value models could indicate lower fair values for long-lived assets and goodwill. This could result in material impairment provisions affecting the carrying value of property, plant and equipment, goodwill and results of operations.

        Allowance for doubtful accounts

        We evaluate the collectibility of our accounts receivable on a case-by-case basis, and make adjustments to the bad debt reserve for expected losses. We consider such things as ability to pay, bankruptcy, credit ratings and payment history. For all other accounts, we estimate reserves for bad debts based on historical experience and past due status of the accounts. Our bad debt write-offs in 2003 and 2002 were €10 million and €11 million, respectively.

        Legal and environmental contingencies

        Accruals for legal and environmental matters are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Such liabilities are developed based on currently available information and require judgments as to probable outcomes. Assumptions are based on historical experience and recommendations of legal counsel. Environmental estimates include assumptions and judgments about particular sites, remediation alternatives and environmental regulations. We believe our accruals are adequate. However, due to uncertainties associated with these assumptions and judgments, as well as potential changes to governmental regulations and environmental technologies, actual costs could differ materially from the estimated amounts.

        Post retirement benefits

        JSG Funding has adopted FRS 17—"Retirement Benefits". FRS 17 applies to all types of benefits that an employer provides after employees have completed their service, including pensions and other post retirement benefits. The cost of the expected increase in the present value of scheme liabilities arising from employee service in the current or prior periods, together with the difference between the increase in the present value of scheme liabilities arising from a closer benefit settlement date and the expected returns on the schemes assets at the start of the period, is recognized in the income statement. Differences between the expected and the actual return on plan assets, together with the effect of changes in the current or prior assumptions underlying the liabilities are recognized in the statement of recognized gains and losses. Scheme assets are valued at fair value and scheme liabilities are measured using the projected unit method. Net scheme assets and liabilities, reduced by deferred tax amounts, are recorded on the balance sheet as a pension surplus or deficit as appropriate.

        There are several assumptions that impact the actuarial calculation of pension obligations and, in turn, net periodic pension expense in accordance with Statement No. 87 "Employers' Accounting for Pensions". These assumptions require various degrees of judgement. The most significant assumptions are (1) the expected return on plan assets and (2) the discount rate. Changes in these assumptions can have a material impact on pension obligations and pension expense. For example, holding all other assumptions constant, a one percentage point decrease in our estimated discount rate would increase the estimated 2004 pension expense by approximately €11 million. A one percentage point increase in the estimated discount rate would decrease the estimated pension expense for 2004 by approximately €10 million. Similarly, holding other assumptions constant, a one percentage point decrease in JSL's estimated long-term rate of return on plan assets would increase the pension expense for the year ended December 31, 2004 by approximately €6 million. A one percentage point increase in the estimated long-term rate of return would decrease pension expense by approximately €6 million for the same period.

        Income tax matters

        Deferred tax assets and liabilities reflect our assessment of future taxes to be paid in the jurisdictions in which we operate. These assessments involve temporary differences resulting from differing treatment of items for tax and accounting purposes, as well as estimates of our current tax exposures. Based on our evaluation of our tax positions, we believe we are adequately reserved for these matters at December 31, 2003.

        At December 31, 2003, we had net operating loss carryforwards of €210 million which are available indefinitely. These loss carryforwards have a tax value of €65 million. Valuation allowances of €50 million have been established for a portion of these deferred tax assets. The realization of these deferred tax assets is dependent on future taxable income. Based upon recent levels of taxable income, we expect that our deferred tax assets, net of valuation allowances, will be fully utilized. We frequently face challenges from domestic and foreign tax authorities regarding the amount of taxes due. These challenges include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. To the extent we prevail in matters for which accruals have been established or are required to pay amounts in excess of our reserves, our effective tax rate in a given financial statement period may be materially impacted. While the ultimate results cannot be predicted with certainty, we believe that the conclusion of any such challenge will not have a material adverse effect on our consolidated financial condition or results of operations.

Prospective Accounting Standards

        U.S. GAAP

        On December 17, 2003 the Financial Accounting Standards Board ("FASB") issued revised FASB Interpretation No. 46 ("FIN 46R"). FIN 46R delayed the effective date for variable interest entities created before February 1, 2003, with the exception of special-purpose entities, until the first fiscal year or interim period after December 15, 2003. As of January 1, 2004, the Group adopted FIN 46R. The Group performed a review to identify any variable interest entities on the adoption of FIN 46R. The adoption of FIN 46R did not have a material effect on the Group's U.S. GAAP reconciliations of net income and shareholders equity.

        On January 12, 2004, the FASB issued Staff Position No. FAS 106-1, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("FSP 106-1"). The FSP 106-1 permits employers that sponsor postretirement benefit plans that provide prescription drug benefits to retirees to make a one-time election to defer accounting for any effects of the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (the "Medicare Act"). The Act only affects post-retirement benefit plans of our employees based in the United States and is not expected to have a material effect on our results of operations or financial condition.

        International Financial Reporting Standards

        The European Union has issued regulations requiring all listed companies (with certain exceptions) in member states to prepare their financial statements in accordance with accounting standards issued by the International Accounting Standards Board ("IASB") for accounting periods starting after January 1, 2005. The Group will continue to prepare its financial statements in accordance with Irish GAAP until December 31, 2004. Thereafter our financial statements will be prepared in accordance with standards issued by the IASB. We are currently evaluating the impact of these standards on our results of operations and financial condition and are in the process of developing an implementation strategy.

Research and Development

        We are committed to continuous innovation in our products and processes in order to reduce costs, improve operating efficiencies and increase profitability. Innovation is also an important factor in meeting our customers' needs. To meet this commitment, we have a major research and innovation center in Bordeaux, France. The research and development activities embrace all aspects of our business from the consumption of both recycled and virgin fibres by our mills and the manufacture of paper and paperboard to the conversion of paperboard into paper-based packaging products. In both 2003 and 2002, the Group's research and development costs were approximately €5 million.

Off-Balance Sheet Arrangements

        JSG has not used special purpose vehicles or similar financing arrangements on a historical basis. In addition, JSG has not had off balance sheet arrangements with any of our affiliates. However, in connection with the acquisition of JSG, certain non-operating assets and non-core operating assets were transferred to the newcos (wholly owned subsidiaries of JSL) in exchange for intercompany notes. On October 2, 2002, the newcos borrowed €125 million under a bank credit facility, which was non-recourse to JSG Funding. The newcos then loaned the proceeds to JSL, and JSL used them to make a capital contribution to JSG Funding. JSG Funding in turn made a capital contribution to JSG Acquisitions. JSG Funding's debt and shareholders' equity under US GAAP would reflect the consolidation of the newcos with JSG Funding for financial reporting purposes. The newcos facility was repaid in full prior to December 31, 2003. The Group does not have off balance sheet arrangements with any of its other affiliates.

Impact of Inflation

        We do not believe that inflation has had a material impact on our financial position or results of operations during the past three years.

Market Risk and Risk Management Policies

        The Group is exposed to the impact of interest rate changes and foreign currency fluctuations due to its investing and funding activities and its operations in different foreign currencies. Interest rate risk exposure is managed by achieving an appropriate balance of fixed and variable rate funding. At September 30, 2004, the proportion of the Group's total borrowing that was at fixed interest rates was 73%.

        The Group manages its balance sheet having regard to the currency exposures arising from its assets being denominated in a wide range of currencies. To this end, where foreign currency assets are funded by borrowing, such borrowing is generally sourced in the currency of the related assets. Currency exposure is also hedged through the use of currency swaps, options and forward contracts.

        Our fixed rate debt comprises mainly of senior notes totaling €983 million equivalent and PIK subordinated notes totaling €293 million equivalent. In the fourth quarter of 2002, we entered into three year interest rate swaps with a notional amount totaling €1,000 million bringing the proportion of our total borrowing which is at fixed interest rates at the end of September 2004 to approximately 73%. In June 2003 and February 2004, €400 million and €300 million respectively of the 3 year swaps were extended for a further two years.

        Our earnings are affected by changes in short-term interest rates as a result of our floating rate borrowing. If LIBOR interest rates for such borrowing increased by 1%, our interest expense would increase, and income before taxes would decrease, by approximately €9 million. In the event of a change in interest rates, management could take actions to further mitigate its exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, our sensitivity analysis assumes no changes in our financial structure.

        We are exposed to the impact of foreign currency fluctuations due to our assets and operations being denominated in a range of foreign currencies, the most important being the US$ arising from our Latin American operations. This exposure is managed using a combination of foreign currency borrowing, currency swaps, options and forward contracts.

Reconciliation of net income to EBITDA, before exceptional items

	3 months to September 30, 2004	3 months to September 30, 2003	9 months to September 30, 2004	9 months to September 30, 2003
	€000 Unaudited	€000 Unaudited	€000 Unaudited	€000 Unaudited
Net loss	(11,264)	(17,121)	(24,939)	(35,799)
Equity minority interests	3,992	3,753	11,115	13,053
Taxation	5,245	12,691	28,792	53,450
Share of associates' operating profit	(3,017)	(2,877)	(9,040)	(9,531)
Profit on sale of assets and operations—subsidiaries	—	(5,560)	(15,072)	(5,560)
Reorganization and restructuring costs	3,026	3,164	8,681	8,510
Total net interest	71,536	74,655	214,399	226,605
Depreciation, depletion and amortization	76,491	76,421	232,397	225,402

EBITDA before exceptional items	€146,009	€145,126	€446,333	€476,130

Cautionary Note Regarding Forward-Looking Statements

        This report includes forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes", "estimates", "anticipates", "expects", "intends", "may", "will" or "should" or, in each case, their negative, or other variations or comparable terminology. These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth strategies and the industry in which we operate.

        By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in, or suggested by, the forward-looking statements contained in this report. In addition, even if our results of operations, financial condition and liquidity, and the development of the industry in which we operate are consistent with the forward-looking statements contained in this report, those results or developments may not be indicative of results or developments in subsequent periods. Important factors that could cause those differences include, but are not limited to:

  •
  our substantial leverage and our ability to meet our debt service obligations;

  •
  our ability to generate growth or profitable growth;

  •
  the availability and price of raw materials;

  •
  our ability to integrate our operations and acquisitions successfully;

  •
  our exposure to currency and interest rate fluctuations;

  •
  our ability to implement our business strategy successfully;

  •
  our ability to comply with existing or new environmental regimes in the countries in which we operate;

  •
  our liability for violations, known or unknown, under environmental laws;

  •
  increased competition from other companies in our industry and our ability to retain or increase our market shares;

  •
  our ability to maximize operating and organizational efficiencies; and

  •
  general local and global economic conditions.

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        We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, and file reports, including Annual Reports on Form 20-F, and other information with the SEC. You may read and copy any document we file with the SEC at its public reference rooms at 450 Fifth Street, N.W., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. In addition, the SEC maintains an Internet site at http://www.sec.gov that contains reports and other information regarding issuers that file electronically with the SEC. These filings are also available to the public from commercial document retrieval services. JSG Funding's annual report on Form 20-F, current reports on Form 6-K, the April 2003 registration statement on Form F-4 and all amendments to those reports are made available free of charge through our website (www.smurfit-group.com) as soon as practicable after such material is electronically filed with or furnished to the SEC.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 25, 2004
JSG FUNDING PLC
	By:	/s/ IAN J. CURLEY Ian J. Curley Director and Chief Financial Officer

QuickLinks

JSG Funding plc Quarterly Information Package
  Summary Group Profit and Loss Account
  Summary Group Balance Sheet
  Statement of Total Recognized Gains and Losses
  Reconciliation of Movements in Shareholders' Funds
  Segmental Analyses Sales—third party
  Profit before taxation
  JSG Funding plc
  Management's Discussion and Analysis of Financial Condition and Results of Operations
  Critical Accounting Policies and Estimates
  Prospective Accounting Standards
  Research and Development
  Off-Balance Sheet Arrangements
  Impact of Inflation
  Market Risk and Risk Management Policies
  Cautionary Note Regarding Forward-Looking Statements
SIGNATURES